SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Community West Bancshares

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

204157-10-1

(CUSIP Number)

Arthur A. Coren Professional Corporation

Horgan, Rosen, Beckham & Coren, L.L.P.

23975 Park Sorrento, Suite 200

Calabasas, California 91302

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204157-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Peeples
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000*
	8.	Shared Voting Power 1,337,900*
	9.	Sole Dispositive Power 10,000*
	10.	Shared Dispositive Power 1,337,900*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,900*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5%**
14.	Type of Reporting Person (See Instructions) IN

*	Pursuant to Rule 13d-3(d)(1)(i), includes (i) shares subject to options which are presently exercisable or which will become exercisable within 60 days after the date of this Schedule; and (ii) shares subject to debentures which are convertible or which will become convertible within 60 days after the date of this Schedule.

**	Based on a total of 5,994,510 shares outstanding as of December 31, 2012 per the Company. Includes shares issuable upon exercise of options and upon conversion of debentures, as described in footnote “*” above. Assumes such option shares and debenture shares have been issued with respect to the Reporting Person only, and not with respect to any other holder.

CUSIP No. 204157-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ardyce M. Peeples
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,337,900*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,337,900*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,900*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 21.4%***
14.	Type of Reporting Person (See Instructions) IN

*	Pursuant to Rule 13d-3(d)(1)(i), includes shares subject to debentures which are convertible or which will become convertible within 60 days after the date of this Schedule.

**	Does not include 10,000 shares issuable upon exercise of options that are held in the name of the Reporting Person’s husband, William R. Peeples.

***	Based on a total of 5,994,510 shares outstanding as of December 31, 2012 per the Company. Includes shares issuable upon conversion of debentures, as described in footnote “*” above. Assumes such debenture shares have been issued with respect to the Reporting Person only, and not with respect to any other holder.

Item 1.	Security and Issuer

This filing constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D of William R. Peeples, and hereby amends the Schedule 13D filed by Mr. Peeples on January 13, 1998 (the “Schedule 13D”). In addition, this Amendment adds Mr. Peeples’ wife, Ardyce M. Peeples, as a 13D filing party, together with Mr. Peeples. The class of securities to which this statement relates is the Common Stock, no par value (the “Common Stock”) of Community West Bancshares, a California corporation (the “Issuer”), the principal executive offices of which are located at 445 Pine Avenue, Goleta, California 93117.

Item 2.	Identity and Background

(a)	This statement is filed on behalf of William R. Peeples and Ardyce M. Peeples.

(b)	445 Pine Avenue, Goleta, California 93117.

(c)	Mr. and Mrs. Peeples are private investors.

(d)	None.

(e)	None.

(f)	United Stated of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. and Mrs. Peeples acquired their shares of Common Stock using personal funds. Mrs. Peeples previously did not share voting or dispositive power with respect to shares of Common Stock held by Mr. Peeples. In addition, Mr. Peeples previously did not share voting or dispositive power with respect to shares of Common Stock held by Mrs. Peeples. However, effective October 8, 2012, Mr. and Mrs. Peeples consolidated their share ownership within their family trust (the “Trust”), such that they henceforth shared voting and dispositive power with respect to all shares of Common Stock held in the Trust. Accordingly, Mrs. Peeples is hereby added as a filing party to the Schedule 13D, as amended by this Amendment.

Item 4.	Purpose of Transaction

Mr. and Mrs. Peeples have no plans or proposals which relate to or would result in any action described in this Item, other than (a) purchases and other acquisitions of securities from time to time for investment purposes, and (b) sales, gifts and other dispositions of securities from time to time in the ordinary course.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Mr. Peeples beneficially owns 1,347,900 shares of Common Stock, including 1,074,471 shares held in the Trust, 263,429 shares issuable upon conversion of convertible debentures which are held by the Trust (the “Debenture Shares”), and 10,000 shares issuable upon stock options which are exercisable within the next 60 days (the “Option Shares”). This represents 21.5% of the outstanding shares of Common Stock, which assumes the issuance of the Debenture Shares and the Option Shares.

Mrs. Peeples beneficially owns 1,337,900 shares of Common Stock, including 1,074,471 shares held by the Trust and the Debenture Shares. This represents 21.4% of the outstanding Common Stock, which assumes the issuance of the Debenture Shares.

Mr. and Mrs. Peeples share voting and dispositive power with respect to the 1,074,471 shares held by the Trust and the Debenture Shares. Mr. Peeples has sole voting and dispositive power with respect to the Option Shares.

Pursuant to his stock options, Mr. Peeples has the right to acquire 5,000 shares of Common Stock at an exercise price of $3.45, and another 5,000 shares of Common Stock at an exercise price of $10.75. The convertible debentures held by the Trust are convertible into 263,429 shares of Common Stock at $3.50 per share if converted on or prior to July 1, 2013, $4.50 per share between July 2, 2013 and July 1, 2016, and $6.00 per share from July 2, 2016 until maturity or redemption. The debentures mature on August 9, 2020. Mr. and Mrs. Peeples formerly disclaimed beneficial ownership of shares held by the other. However, after consolidation of their shares within the Trust, Mr. and Mrs. Peeples no longer disclaim beneficial ownership of the other’s shares, provided, however, that Mrs. Peeples disclaims beneficial ownership of the Option Shares, which shares are issuable upon exercise of stock options held in Mr. Peeples’ name individually.

(c)	Mr. and Mrs. Peeples effected the following transactions within the past sixty days:

(i)	On December 26, 2012, Mr. Peeples acquired 5,000 shares of Common Stock pursuant to the exercise of stock options. The exercise price was $3.35 per share. These shares were subsequently transferred from Mr. Peeples into the Trust.

(ii)	On December 14, 2012, Mr. and Mrs. Peeples purchased 4,000 shares of Common Stock at a price of $3.36 per share pursuant to open market transactions.

(iii)	On December 13, 2012, Mr. and Mrs. Peeples purchased 3,000 shares of Common Stock at a price of $3.41 per share pursuant to open market transactions.

(d)	Not applicable.

(e)	Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 5, above, is incorporated by reference. Mr. and Mrs. Peeples’ convertible debentures are in the form included as Exhibit 4.1 hereto. Mr. Peeples’ stock options are governed by the terms of the Community West Bancshares 2006 Stock Option Plan, included as Exhibit 10.1 hereto. Other than as described therein, Mr. and Mrs. Peeples have no contracts, arrangements, understandings or relationships with respect to the Common Stock.

Item 7	Material To Be Filed as Exhibits

Exhibit 4.1	Form of Debenture (filed as Exhibit 4.3 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 30, 2010 and incorporated by reference)

Exhibit 10.1	Community West Bancshares 2006 Stock Option Plan (filed as Exhibit 10.22 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 20116 filed with the Commission on March 26, 2007 and incorporated herein by reference)

Exhibit 99	Joint Filing Agreement, dated February 28, 2013, between William R. Peeples and Ardyce M. Peeples

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

/s/ William R. Peeples William R. Peeples